UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Commonwealth Biotechnologies Inc.

Common Stock, with no par value per share

CUSIP Number: 202739108

Venturepharm Laboratories Limited
No.3 Jinzhuang, Si Ji Qing
Haidian District, Beijing
People’s Republic of China
Attn: George Peng
Tel: +86 (10) +86 (10) 88500088 ext 280

September 12, 2008

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP Number: 202739108

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Venturepharm Laboratories Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC and OO
5	Check if Disclosure Of Legal Proceedings Is Required ☐ Pursuant to Items 2(d) OR 2(e)
6	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 2,613,426
	8	Shared Voting Power
	9	Sole Dispositive Power 2,613,426
	10	Shared Dispositive Power
11	Aggregate Amount Beneficially Owned By Each Reporting Person 2,613,426
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐ (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 43.3%*
14	Type of Reporting Person (See Instructions) CO

* Calculated on the basis of the Issuer having 6,037,788 issued and outstanding shares of common stock, according to the information provided by the Issuer on September 12, 2008.

SCHEDULE 13D

CUSIP NO.: 202739108

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) William Xia Guo
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC and OO
5	Check if Disclosure Of Legal Proceedings Is Required ☐ Pursuant to Items 2(d) OR 2(e)
6	Citizenship or Place of Organization Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 2,613,426[1]
	8	Shared Voting Power
	9	Sole Dispositive Power 2,613,426[2]
	10	Shared Dispositive Power
11	Aggregate Amount Beneficially Owned By Each Reporting Person 2,613,426[3]
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐ (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 43.3%[4]
14	Type of Reporting Person (See Instructions) IN

1 William Xia Guo indirectly owns 2,613,426 shares of common stock in the Issuer merely by virtue of him being the majority owner of Venturepharm Laboratories Limited.
2 See note 1 above.
3 See note 1 above.
4 See note 1 above.

This amended and restated statement on Schedule 13D/A amends and restates the statement on Schedule 13D originally filed by Venturepharm Laboratories Limited and William Xia Guo jointly, with the Securities and Exchange Commission on July 25, 2008, and relates to the shares of the common stock of Commonwealth Biotechnologies Inc.

Item 1 - Security and Issuer

This Schedule 13D relates to the common stock with no par value per share of Commonwealth Biotechnologies, Inc (the “Issuer”). The address of the Issuer’s principal office is at 601 Biotech Drive, Richmond, Virginia 23235.

Item 2 - Identity and Background

Venturepharm Laboratories Limited (“VPL”) is a corporation incorporated in the Cayman Islands, and its shares are listed on the Growth Enterprise Market of the Hong Kong Stock Exchange Limited (stock code: 8225). Its principal address is No. 3 Jinzhuang, Si Ji Qing, Haidian District, Beijing, PRC, 100089. William Xia Guo is a majority owner of VPL5 . He is a citizen of Canada. His business address is No. 3 Jinzhuang, Si Ji Qing, Haidian District, Beijing, PRC, 100089. He is the Chief Executive Officer of VPL having its principal address at No. 3 Jinzhuang, Si Ji Qing, Haidian District, Beijing, PRC, 100089. VPL and William Xia Guo are collectively referred to as the “Reporting Persons” and each, a “Reporting Person” in this Statement.
_________________
5 See diagram attached as Schedule II to this Statement showing the interest William Xia Guo holds in VPL.

The Reporting Persons are making this single, joint filing pursuant to Rule 13(d)-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended.

Schedule I attached to this Statement contains the following information concerning each director, executive officer and controlling person of VPL: (i) name and residence or business address, (ii) principal occupation or employment and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted. Schedule I is incorporated by reference. All persons listed on Schedule I are collectively referred to as “Schedule I Persons” in this Statement.

During the last five years, none of the Reporting Persons and the Schedule I Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons and the Schedule I Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3 - Source and Amount of Funds or Other Consideration

The securities reported in this Statement were acquired as follows: (a) 463,426 shares (the “Ancillary Shares”) were acquired on June 26, 2008 through the exercise of a put option by the Issuer pursuant to an Ancillary Agreement dated 28 March 2008 between VPL and the Issuer (the “ Ancillary Agreement”) as amended and supplemented by a Subscription and Waiver Agreement dated 8 May 2008 and between VPL and the Issuer (“ Subscription and Waiver Agreement ”), and (b) 2,150,000 shares (the “Sale Shares”) were acquired on September 12, 2008 under a Share Sale Agreement between VPL and PharmAust Limited dated 28 March 2008 (the “Share Sale Agreement”), under which PharmAust Limited agreed to sell, and VPL agreed to purchase, the Sale Shares subject to the satisfaction of certain conditions.

The consideration for the Ancillary Shares was US$1,000,000, which was satisfied by (a) VPL paying to the Issuer US$500,000 by wire transfer of immediate available funds and (b) VPL issuing 2,229,664 shares in VPL (“ VPL Consideration Shares ”) to the Issuer. Pursuant to the terms of the Ancillary Agreement, the number of VPL Consideration Shares was arrived at by dividing HK$3,895,000, (equivalent to approximately US$500,000) by HK$1.7469, which was approximately 90% of the arithmetic average of the closing prices of one share in VPL as published in the Daily Quotation Sheets published by the Hong Kong Stock Exchange Limited for the 50 consecutive trading days immediately prior to and including 25 April 2008.

The cash consideration in the sum of US$500,000 was funded by working capital of VPL.

The consideration for the Sale Shares was US$3,117,500, which was satisfied by VPL paying to the Issuer US$3,117,500 by wire transfer of immediate available funds.

The cash consideration in the sum of US$3,117,500 was funded by working capital of VPL.

Item 4 - Purpose of the Transaction

The Issuer engages in the business of, among others, biology, lead optimization and chemical syntheses while VPL and its subsidiaries engage in the business of, among others, formulation and clinical trials. Both the Issuer and the VPL’s group operate in the business of drug discovery process development and scale-up. The services of the Issuer and VPL cover the key areas in the value chain of the life science R&D outsourcing industry. VPL considered that through the acquisition of the securities in the Issuer, VPL would be able to strengthen its research and development services in existing therapeutic areas, expand its therapeutic capacity by entering into new segments of industry and complement its geographical expansion strategy to strengthen delivery capabilities.

Except as disclosed below, the Reporting Persons have no plan or proposal which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934, as amended; and (j) any action similar to any of those enumerated above.

a)
VPL entered into the Share Sale Agreement with PharmAust Limited, a company incorporated in Australia. Under the Share Sale Agreement, PharmAust agreed to sell, and VPL agreed to purchase, subject to the satisfaction of certain conditions, 2,150,000 shares of the common stock of the Issuer. As of the date of this Statement, all the conditions for completion of the sale and purchase of the Sale Shares were satisfied.

b)
Upon completion of the sale and purchase under the Share Sale Agreement, VPL became entitled to nominate a director to the board of the Issuer in accordance with the Issuer’s Articles of Incorporation and Bylaws and applicable U.S. federal and state laws.

c)
The Sale Shares were subject to certain restrictions under the Virginia Control Share Acquisition Statute. On March 21, 2008, the Issuer amended its Bylaws to remove the applicability of the Virginia Control Share Acquisition Statute to the effect that upon acquisition of the Sale Shares by VPL, the Sale Shares shall be outstanding voting shares of the Issuer’s common stock, and rank pari passu with all issued and outstanding shares of the Issuer.

d)
Under the Ancillary Agreement, among other things, the Issuer granted VPL two separate options to purchase, at any time prior to the date that is the third anniversary of the date of the Ancillary Agreement, up to an aggregate of US$3,000,000 of shares of the common stock of the Issuer (“Call Shares”). Pursuant to the Ancillary Agreement, the Call Shares shall be purchased at a price per share equal to 90% of the arithmetic average of the closing sale prices of one share of the common stock of the Issuer as reported by the NASDAQ Capital Market, for the fifty consecutive trading days immediately prior to (but not including) the second business day before the date on which VPL will purchase the Call Shares from the Issuer. The consideration for the Call Shares will be satisfied by VPL as to one-half by cash and one-half by ordinary shares of VPL.

Although the number of shares that could be purchased pursuant to these additional options cannot be precisely determined, if the option had been exercised on September 12, 2008, approximately 3,000,000 shares could have been purchased.

Item 5 - Interest in Securities of the Issuer

a)
As at September 12, 2008 the Issuer has 6,037,788 issued and outstanding shares of its common stock (including the securities reported in this Amendment). VPL directly beneficially owns 2,613,426 shares of the common stock of the Issuer, which consists of approximately 43.3% of the outstanding common stock of the Issuer. In addition, as of 28 March 2008, VPL has the ability to acquire additional shares based on a formula price; see Item 4 above. As at September 12, 2008, William Xia Guo indirectly owns 2,613,426 shares of the common stock of the Issuer, which consists of approximately 43.3% of the outstanding common stock of the Issuer[6]. There is no person who together with any of the persons named in Item 2 above, comprise a group within the meaning of section 13(d)(3) of the Act.

_________________
6 See note 1 above.

b)
VPL holds 2,613,426 shares of the common stock of the Issuer as to which there is sole power to vote and to dispose. William Xia Guo indirectly holds 2,613,426 shares of the common stock of the Issuer[7] as to which there is sole power to direct the vote or to direct the disposition.

c)	Neither VPL nor William Xia Guo has effected any transactions in the common stock of the Issuer since the most recent filing of Schedule 13D.

d)
William Xia Guo, by virtue of being the majority owner of VPL, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported in this Statement.

e)	Not applicable.

Item 6 - Contracts, Arrangements, Understanding or Relationship with  respect of Securities of the Issuer

a)	VPL and PharmAust entered into the Sale Share Agreement on 28 March 2008 in relation to the sale and purchase of the Sale Shares. Please refer to Item 4 above for further details.

b)
VPL and the Issuer entered into the Ancillary Agreement on 28 March 2008 whereby (i) VPL granted the Issuer a put option to sell to VPL the securities reported in this Amendment, and (ii) the Issuer granted VPL two call options to purchase from the Issuer, at any time prior to the date that is the third anniversary of the date of the Ancillary Agreement (i.e. 28 March 2008), up to an aggregate of US$3,000,000 of shares of the common stock of the Issuer. By the Subscription and Waiver Agreement entered into between VPL and the Issuer on 8 May 2008, VPL and the Issuer agreed to waive the prohibition under the Ancillary Agreement that the Issuer may not exercise the put option until the expiration of a 60-day period following the completion of the acquisition of the Sale Shares, and the Issuer agreed to exercise the put option.

_________________
7 See note 1 above.

c)
VPL and the Issuer entered into a Registration Rights Agreement on 28 March 2008 (the “Registration Rights Agreement”), whereby VPL may, at any time after the date that is the second anniversary of the date of the Registration Rights Agreement, request registration under the United States Securities Act of 1933, as amended, of all or any portion of the Sale Shares on an applicable Securities Exchange Commission (the “SEC”) form. Subject to the decision of the board of directors of the Issuer, the Issuer may postpone for up to 90 days the filing or the effectiveness of a registration statement for the demand registration.

d)
VPL and the Issuer entered into a Voting and Lock-Up Agreement on 28 March 2008 (the “Voting and Lock-Up Agreement”), whereby, (i) for the period beginning on the completion of the acquisition of the Sale Shares and expiring on the date that is the six month anniversary of the completion of the acquisition of the Sale Shares, VPL would agree to vote all shares of the common stock of the Issuer that it controls (including the Sale Shares) in favor of all proposals requiring shareholder approval that are adopted by the board of directors of the Issuer; and (ii) during the period beginning on the completion of the acquisition of the Sale Shares and ending on the date that is the 18 month anniversary of such date of completion, VPL would not offer, sell, contract to sell, grant any option to purchase or otherwise dispose of any shares of the Issuer’s capital stock, or any securities convertible into or exercisable or exchangeable for the Issuer’s capital stock, or warrants to purchase shares of the Issuer’s capital stock (including, without limitation, securities of the Issuer which may be deemed to be beneficially owned by VPL in accordance with the rules and regulations of the SEC and securities which may be issued upon the exercise of a stock option or warrant) without the prior written consent of the Issuer, which consent will not be unreasonably withheld.

e)	VPL and the Issuer entered into a letter agreement on 28 March 2008 (the “Letter Agreement”) in connection with the sale by VPL of the Sale Shares under the Sale Share Agreement.

Item 7 - Materials to be Filed as Exhibits

Exhibit 99.1	Sale Share Agreement
Exhibit 99.2	Subscription and Waiver Agreement
Exhibit 99.3	Ancillary Agreement
Exhibit 99.4	Registration Rights Agreement
Exhibit 99.5	Voting and Lock-Up Agreement
Exhibit 99.6	Letter Agreement

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated this 24 day of September 2008.

Venturepharm Laboratories Limited

/s/ William Xia GUO
______________________________

Name: William Xia GUO

Title: Executive Director and CEO

/s/ William Xia Guo
________________________________

William Xia Guo

Schedule I

DIRECTORS AND EXECUTIVE OFFICERS

OF

VENTUREPHARM LABORATORIES LIMITED

The name and present principal occupation of each director and executive officer of VPL are set forth below. Unless otherwise stated, the business address for each person listed below is c/o Venturepharm Laboratories Limited, No. 3 Jinzhuang, Si Ji Qing, Haidian District, Beijing PRC 100089

Name and Business Address (if applicable)	Principal Occupation and Principal Business (if applicable)
William Xia Guo	Chairman, executive director and chief executive officer of VPL
Dr. Maria Xue Mei Song	Executive director and Vice President of VPL
Mr. Feng Tao	Non-executive director of VPL
Mr. Wu Xin	Non-executive director of VPL
Dr. Nathan Xin Zhang	Non-executive director of VPL
Ms. Wang Hong Bo	Independent non-executive director of VPL
Mr. Paul Contomichalos	Independent non-executive director of VPL
Mr. Wu Ming Yu	Independent non-executive of VPL

Schedule II

Note 1: CBI holds 0.62% and other public shareholders hold 31.43% respective in VPL.

Note 2: C Tech Fund is held by 6 independent third parties.